Filed Pursuant to Rule 433

Registration No. 333-153608-01

September 28, 2009

Pennsylvania Electric Company

Pricing Term Sheet

Issuer:	Pennsylvania Electric Company

Issue Format:	SEC registered

Anticipated Ratings:*	Baa2/BBB (Moody’s/S&P)

Principal Amount:	$250,000,000	$250,000,000

Security Type:	5.20% Senior Notes Due 2020	6.15% Senior Notes Due 2038

Trade Date:	September 28, 2009	September 28, 2009

Settlement Date:	September 30, 2009; T+2	September 30, 2009; T+2

Maturity Date:	April 1, 2020	October 1, 2038

Interest Payment Dates:	Semi-annual payments in arrears on April 1 and October 1 of each year, beginning on April 1, 2010	Semi-annual payments in arrears on April 1 and October 1 of each year, beginning on April 1, 2010
Optional Redemption:	Make-whole call at T+25 bps	Make-whole call at T+30 bps

Reference Benchmark:	3.625% due August 15, 2019	4.25% due May 15, 2039

Benchmark Yield:	3.294%	4.041%

Reoffer Spread:	+195 bps	+212.5 bps

Reoffer Yield:	5.244%	6.166%

Coupon:	5.20%	6.15%

Price to Public:	99.648% of principal amount	99.785% of principal amount

Net Proceeds (%):	98.998%	98.910%

Net Proceeds ($):	$247,495,000	$247,275,000

CUSIP:	708696 BW8	708696 BV0

ISIN:	US708696BW81	US708696BV09

Joint-Bookrunners:	Banc of America Securities LLC (18%) Citigroup Global Markets Inc. (18%) J.P. Morgan Securities Inc. (18%) Wells Fargo Securities, LLC (18%)

Senior Co-managers:	Mitsubishi UFJ Securities (USA), Inc. (10%) Scotia Capital (USA) Inc. (10%)

Co-managers:	BNY Mellon Capital Markets, LLC (4%) Mizuho Securities USA Inc. (4%)

Pro Forma Ratio of Earnings to Fixed Charges for the Six Months Ended June 30, 2009:	2.13

Pro Forma Ratio of Earnings to Fixed Charges for the Year Ended December 31, 2008:	2.38

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Banc of America Securities LLC by calling toll-free at 1-800-294-1322, Citigroup Global Markets Inc. by calling toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. by calling collect at 1-212-834-4533 or Wells Fargo Securities, LLC by calling toll-free at 1-800-326-5897.

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